[SeaWorld Entertainment, Inc. Letterhead]

July 2, 2015

VIA EDGAR AND OVERNIGHT MAIL

Melissa Raminpour

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	SeaWorld Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-35883

Dear Ms. Raminpour:

SeaWorld Entertainment, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 18, 2015, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

To assist in your review, we have retyped the Staff’s comment (displayed in italics) below, with the Company’s response set forth immediately below the Staff’s comment.

Item 8.    Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1. We note your disclosure that you have entered into agreements with certain external theme park, zoo and other attraction operators to jointly market and sell single and multi-use admission products. You state that these joint products allow admission to your park and an external park, zoo or other attraction and that the revenue allocation is based on terms of the agreement with their recognition consistent with your own admission products. In that regard, please explain to us and disclose in more detail your revenue earning process with respect to these joint products’ arrangements since they may allow multi-use and involve both your attractions and other external attractions. Also, explain to us how it works in terms of deferring and recognizing revenues in the events of your partners selling the products versus your selling them to customers and vice versa.

The Company respectfully advises the Staff that the revenue earnings process for admission products with our external partners is as follows:

The Company has negotiated agreements with several partners in our regional and destination markets to jointly market and sell single and multi-use admissions products. Each agreement specifies the fee that the Company will earn when a customer purchases the admission product. These admission products are typically structured as multi-day tickets which must be used within one year of purchase at any of the associated attractions or they expire in full with no recourse. Once the product is used for the first time, at any eligible attraction, it then expires within 14 days (the “Valid Use Period”). Revenue is recognized at the rate specified in the contract once the product has been used at one of our parks based on actual visitation during the Valid Use Period. The rate identified in the contract represents the product’s fair market value. In the unlikely event that the admission product expires without redemption at one of our parks, the Company records revenue at the contractual rate upon expiration.

There are two ways in which these jointly marketed admission products can be sold: by the Company or by another external partner, in either case, the admission products are valid at any of the associated attractions. If the product is sold by the Company, the Company records deferred revenue at the established contractual rate and recognizes to revenue in the manner previously described. If the product is sold by an external partner, a report is provided to the Company by the applicable partner detailing the quantity and date of each product sold. The Company establishes deferred revenue according to the sales transacted by the partner and recognizes to revenue in the manner previously described.

Less than 3% of the Company’s consolidated net revenues were derived from these joint ticket products in all annual periods presented in our Form 10-K for the fiscal year ended December 31, 2014.

In response to the Staff’s comment, the Company will modify its disclosure in its Significant Accounting Policies note in applicable future filings as follows (new text is underlined):

“The Company has entered into agreements with certain external theme park, zoo and other attraction operators to jointly market and sell single and multi-use admission products. These joint products allow admission to both a Company park and an external park, zoo or other attraction. The agreements with the external partners specify the allocation of revenue to the Company from any jointly sold products. Whether the Company or the external partner sells the product, the Company’s portion of revenue is deferred until the first time the product is redeemed at one of its parks and recognized over its related use, in a manner consistent with the Company’s own admission products.”

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to our Interim Chief Financial Officer at (407) 226-5082 or Marc.Swanson@seaworld.com, or the undersigned at (407) 226-5001 or Joel.Manby@seaworld.com.

Sincerely,

/s/ Joel K. Manby
Joel K. Manby
Chief Executive Officer

cc:	Igor Fert, Simpson Thacher & Bartlett LLP (via email)

Kara Klinger, Deloitte & Touche LLP (via email)